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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                                AMENDMENT NO. 2
              (TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                               (Subject Company)

                            CALENERGY COMPANY, INC.
                             CE ELECTRIC (NY), INC.
                                    (Bidder)

                  COMMON STOCK, PAR VALUE $6.66 2/3 PER SHARE
                         (Title of Class of Securities)

                                   649840105
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            STEVEN A. MCARTHUR, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            CALENERGY COMPANY, INC.
                        302 SOUTH 36TH STREET, SUITE 400
                             OMAHA, NEBRASKA 68131
                                 (402) 341-4500
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                             PETER J. HANLON, ESQ.
                           MICHAEL A. SCHWARTZ, ESQ.
                            WILLKIE FARR & GALLAGHER
                              ONE CITICORP CENTER
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 821-8000

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         CalEnergy Company, Inc., a Delaware corporation ("CalEnergy"), and CE
Electric (NY), Inc., a New York corporation and a wholly owned subsidiary of CalEnergy (the "Purchaser"), hereby amend and supplement their Statement on
Schedule 14D-1 ("Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on July 18, 1997, as amended by Amendment No. 1, with respect to the Purchaser's offer to purchase 6,540,670 shares of Common Stock, par value $6.66-2/3 per share (the "Shares"), of New York State Electric & Gas Corporation, a New York corporation ("NYSEG"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 1997 (the "Offer to Purchase") and the related Letter of Transmittal.

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.

Item 10. Additional Information.

         The information set forth in Item 10(f) is hereby amended and supplemented by the following:

         On July 30, 1997, CalEnergy issued a press release regarding the decision by the NYSEG's Board of Directors to reject the Offer and not pursue CalEnergy's invitation to negotiate a merger in which CalEnergy would acquire all of the Shares at $27.50 per Share. A copy of the press release is attached hereto as Exhibit (a)(11) and incorporated herein by reference.

Item 11. Material To Be Filed as Exhibits.

         (a)(11) Text of Press Release, dated July 30, 1997, issued by CalEnergy Company, Inc.

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                                   Signatures
                                   ----------

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 30, 1997


                                            CE ELECTRIC (NY), INC.


                                            By: /s/ Steven A. McArthur
                                                -------------------------------
                                                Steven A. McArthur, Esq.
                                                Senior Vice President
                                                General Counsel and Secretary


                                            CALENERGY COMPANY, INC.


                                            By: /s/ Steven A. McArthur
                                                -------------------------------
                                                Steven A. McArthur, Esq.
                                                Senior Vice President
                                                General Counsel and Secretary

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                                 EXHIBIT INDEX

Exhibit                           Description                      Page No.
  No.                             -----------                  in Sequentially
-------                                                       Numbered Schedule
                                                              -----------------

(a)(11) Text of Press Release, dated July 30, 1997, issued by CalEnergy Company, Inc.

                                      -3-